NOTICE

Attached are the unaudited interim
financial statements of Nettron.com, Inc.
(the “Corporation”) for the period ended
December 31, 2004. The Corporation’s
auditor has not reviewed the attached
financial statements.

NETTRON.COM, INC.

“signed”

Douglas E. Ford
Director

February 28, 2005

Nettron.Com Inc.
Consolidated Interim Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited — Prepared by Management)

		December 31	March 31
		2004	2004
ASSETS
Current
	Cash and Equivalents	$53	$—
	Accounts Receivable	873	2,058

		926	2,058
	Capital Assets	—	—

		$926	$2,058

Liabilities and Shareholders Deficiency
Liabilities
Current
	Accounts payable and accrued liabilities	$223,122	$194,315
		223,122	194,315
Shareholders deficiency
	Share capital	2,999,419	2,999,419
	Deficit	(3,221,615)	(3,191,676)

		(222,196)	(192,257)
		$926	$2,058

On behalf of the board:
“Douglas E Ford “	Director	“Edward D Ford “ Director

Nettron.Com Inc.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited — Prepared by Management)

	Quarter ended December 31		Nine months ended December 31
	2004	2003	2004	2003
Expenses	$		$
Amortization	—	1,500	—	4,500
Bank charges and interest	34	182	133	182
Consulting	—	—	—	—
Filing and transfer agent	1,847	1,674	7,732	5,007
Management fees (Note 3)	1,500	1,500	4,500	4,500
Office and miscellaneous	114	1,045	114	1,045
Professional Fees	5,602	—	14,675	2,360
Rent	1,500	1,500	4,500	4,500

Total Expenses	10,597	7,401	31,654	22,094

Loss from operations	10,597	7,401	31,654	22,094

Other Income (expense)	(559)	—	1,715	(1,495)

Loss from continued operations	$10,038	7,401	$(29,939)	(23,589)

Net loss for the period	10,038	7,401	(29,939)	(23,589)
Deficit, beginning of period	(3,210,459)	(3,184,217)	(3,191,676)	(3,168,029)
Deficit, end of period	(3,200,421)	(3,176,816)	(3,221,615)	(3,191,618)

Loss per share-basic and diluted
From continued operations	$(0.001)	$(0.001)	$(0.001)	$(0.001)
Weighted average shares outstanding	6,435,374	6,435,374	6,435,374	6,435,374

Nettron.Com Inc.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited — Prepared by Management)

	Quarter ended December 31		Nine months ended December 31
	2004	2003	2004	2003
Cash provided by (used in)
Operating activities	$		$
Loss from continued operations	10,038	(7,401)	(29,939)	(23,589)
Items not involving cash
Amortization of capital assets	—	1,500	—	4,500
Write-down of capital assets	—	—	—	—
Changes in non-cash
working capital items	9,763	3,957	(28,755)	13,226
Cash from continued Operations	275	(1,944)	1,184	(5,863)
Increase (decrease) in cash during period	275	(1,944)	1,184	(5,863)
Cash, beginning of period	(202)	3,867	(1,131)	7,786

Cash, end of period	$53	1,923	$53	1,923

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited — Prepared by Management)

December 31, 2004

1. Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web”. With the sale of Bikestar and Arizona Outback, in January 2001, and the discontinuation of the Internet marketing service “Cupid’s Web” on March 24, 2004, the Company now is not operating. The Company’s principal business is now located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Upon the sale of Bikestar and Arizona Outback in fiscal 2001, the Company returned to the development stage as the remaining business has not yet generated revenue and planned principal operations have not yet commenced. As at September 30, 2004, due to difficulties encountered in raising financing, the Company has discontinued its activity in the interactive dating service business and has accumulated losses totalling $3,221,615 and had a working capital deficiency of $221,196. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2. Share Capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued:

Common shares

	Number of
	Shares	Amount
Balance, March 31, 2003	6,435,374	$2,999,420
Issued during the year	—	—

Balance, March 31, 2004	6,435,374	$2,999,420
Issued during the period	—	—

Balance, September 30, 2004	6,435,374	$2,999,420

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited — Prepared by Management)

December 31, 2004

2. Share Capital (cont)

(a) No common shares were issued during the year ended March 31, 2004 nor in the 9-months ended December 31, 2004. However, pursuant to a private placement of common shares at US $0.05 per share announced August 16, 2002. The Company has received US $11,200 and has reserved for issuance 224,000 common shares to fulfill those subscriptions. Regulatory approval has not yet been received.

(b) Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (“The Plan”), a total of 10% of the Company’s common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the TSX Venture Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company. Stock options granted under the Plan may not be for a period longer than five years.

Stock option transactions during the nine-month period ended December 31, 2004 were as follows:

	Number of	Weighted Average
	Options	Exercise Price
Number of options outstanding March 31, 2004	612,500	$0.70
Granted	—	—
Exercised	—	—
Expired [September 10, 2004]	(512,500)	0.44

Number of options outstanding September 30, 2004	100,000	$2.00

All outstanding stock options at December 31, 2004 are exercisable on a 1:1 basis and are summarized as follows:

Expiry Date	Exercise Price	Stock Options
March 27, 2005	$2.00	100,000

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited — Prepared by Management)

December 31, 2004

3. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)	Included in accounts payable and accrued liabilities is $153,349 (2004 — $140,638; 2003 — $106,039) due to directors and companies controlled by directors.

(b)	During the three-year period ended March 31, 2004, the Company paid fees to directors and companies controlled by directors for the following services:

	2004	2003	2002
Consulting	$—	$—	$5,000
Management fees	6,000	4,500	36,000
Rent	6,000	4,500	3,179
Office and miscellaneous	—	394	2,564

These transactions have been recorded at the exchange amount being the consideration established and agreed to by the related parties.

During the nine-month periods ended December 31, 2004 and 2003, the Company paid or accrued fees to directors and companies controlled by directors for the following services:

	2004	2003
Management fees	4,500	4,500
Rent	4,500	4,500

4. Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, and the discontinuation of the Internet marketing service “Cupid’s Web” on March 24, 2004, the Company now is not operating. The company’s principal offices are located in British Columbia, Canada.

5. Direct Costs

There are no direct costs to disclose

Nettron.Com, Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited — Prepared by Management)

December 31, 2004

6. List of Directors and Officers

As at December 31, 2004, the directors and officers of Nettron.Com, Inc. are as follows:

Edward D. Ford – Director
Douglas E. Ford – Secretary & Director & Acting President
Gary E. Read – Director
Larry F. Robb – Director
Malcolm E. Rogers, Jr. – Director

Effective July 15, 2004 M. Glen Kertz resigned as President of Nettron.com, Inc.